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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

Commission File Number 001-31357

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

ValueClick, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

30699 Russell Ranch Road, Suite 250
Address of Principal Executive Office (Street and Number)

Westlake Village, California 91362
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ValueClick, Inc. (the "Company") hereby requests an extension of time to file its annual report on Form 10-K for the period ended December 31, 2005 (the "2005 Form 10-K").  The Company was unable to file its 2005 Form 10-K by March 16, 2006 without unreasonable effort or expense because the Company is in the process of restating its previously filed consolidated financial statements as of and for the year ended December 31, 2004 as well as its previously filed quarterly consolidated financial statements for the first three quarters of 2004 and 2005.  As noted in previous filings by the Company with the Securities and Exchange Commission (“SEC”), these restatements result from the identification of an error relating to the Company's 2004 provision for income taxes, discovered through additional accounting and disclosure control procedures implemented by the Company throughout 2005.

Although the Company can not be certain that the restatement process will not require additional time, the Company intends to complete the restatement of its financial statements as of and for the year ended December 31, 2004 (which will be included in the 2005 Form 10-K) and to complete and file its 2005 Form 10-K on or before March 31, 2006.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Scott H. Ray	(818)	575-4500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's consolidated statement of operations for 2005 includes the results of operations of significant acquisitions completed by the Company during the year.   The consolidated statement of operations for 2005 will therefore reflect significant increases in revenue, expenses and income from operations over those reported for 2004.   The Company provided more information about the expected results of operations for 2005 in a press release dated February 27, 2006 included in a current report on Form 8-K filed with the SEC on February 27, 2006, and amended in a current report on Form 8-K/A filed with the SEC on March 9, 2006.

In addition, as discussed in Part III above, the Company is restating its previously filed consolidated financial statements as of and for the year ended December 31, 2004 to correct an error related to the Company's 2004 provision for income taxes.  The Company is also restating its quarterly consolidated financial statements for the first three quarters of 2004 and 2005 as a result of this error. The Company provided more information about the restatements in a current report on Form 8-K filed with the SEC on February 27, 2006, and amended in a current report on Form 8-K/A filed with the SEC on March 9, 2006.

In the Company’s report on disclosure controls and procedures and internal control over financial reporting included in the Company’s annual report on Form 10-K for the year ended December 31, 2004, Company management had concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were ineffective as of December 31, 2004 due to the identification of a “material weakness” in the operation of controls for evaluating and documenting the assessment of valuation allowances recorded against deferred tax assets. A material weakness is defined as a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The Company undertook remediation steps in 2005 to improve its internal controls related to accounting for income taxes, including re-evaluating its income tax calculation methodologies and adjusting the calculation of its deferred tax balances; filling a newly-created Director of Taxation position to enhance the Company’s internal income tax expertise and hiring a Tax Manager to report to the Director of Taxation; engaging an accounting firm (not affiliated with its former or current independent registered public accounting firms) to provide an additional review function with respect to the calculation of the Company’s provision for income taxes; and commencing certain detailed studies of certain aspects of its accounting for income taxes, including its ability to utilize the benefit of acquired net operating losses in its tax filings.

In light of the matters disclosed in this Form 12b-25, the Company is assessing the adequacy and effectiveness of its disclosure controls and procedures and its internal control over financial reporting as of December 31, 2004 and 2005, and for each of the first three quarters of 2004 and 2005.  Management intends to complete its analysis of the adequacy and effectiveness of its disclosure controls and procedures and its internal control over financial reporting as of the above-noted periods on or before March 31, 2006.

ValueClick, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2006	By	/S/ Scott H. Ray
Scott H. Ray
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).